                          February 17,  2010

Larry Greene
Office of Disclosure and Review
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Prudential Investment Portfolios, Inc. 10
                                                                                                                                 Prudential Mid-Cap Value Fund
                                                                          Prudential Jennison Equity Income Fund
                                            (formerly, Strategic Partners Mutual Funds, Inc.)
                                         (File No. 811-08085  (the “Funds")
 Post-Effective Amendment to Registration Statement

Dear Mr. Greene:

I am writing in response to comments which you provided to me on behalf of the Commission staff by telephone on January 21, 2010 regarding the Funds’ submission of a Post-Effective Amendment to its Registration Statement on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933.  As noted previously, the purpose for the submission of the Post-Effective Amendment under Rule 485(a) was to conform the Funds’ Registration Statement to the requirements of the summary prospectus rules promulgated by the Commission.

As also discussed, to the extent that any of the comments provided by the Commission staff are globally and/or universally applicable to the other funds in the fund complex, we will apply all such comments to the other funds in our fund complex to which the comments would be applicable.

For your convenience, a summary of the staff’s comments is included herein and the Funds‘ responses are keyed accordingly, as follows:

Prudential Mid-Cap Value Fund:

Comment:  In the front cover of the prospectus, Class X is identified as a class, but the EDGAR records refer only to Class New X.

Response:  To avoid confusion, the Prospectus refers to Class New X simply as Class X.  We will revise the Prospectus to establish Class X as a defined term.

Comment:  :  In the Summary Section of the Prospectus, in the section  entitled “Fund Fees and Expenses,” the annual fund operating expense table should include a line item for acquired fund fees and expenses, if applicable.

Response:  Under the rules, the line item is not required, because the amount of the Fund’s investments in other investment companies is less than the amount required for disclosure as a separate line in the table.

Comment:  In the Summary Section of the Prospectus, in the section entitled “Fund Fees and Expenses,” the footnote explaining the existence of the contractual waiver arrangement should include an explanation of the circumstances under which the waiver may be renewed or terminated, and the factors impacting this decision, and who is responsible for the decision.

Response:  The footnote has been revised accordingly.

Comment:  In various sections of the Prospectus, there are blanks where numbers would ordinarily appear.  Please explain.

Response:  The blanks appear in place of numbers where the indicated figures or numbers were not yet available.  All blanks will be removed and replaced by figures or numbers when the Fund files its post-effective amendment under Rule 485(b).

.

The Fund acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Fund may not assert a declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the Registration Statement may be communicated to the undersigned (973-802-6469).

Very truly yours,

/s/ Jonathan D. Shain
Jonathan D. Shain

cc: Larry Greene
(Securities and Exchange Commission)